RESIN SYSTEMS INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(Canadian Dollars)

	2003 February 28 (uaudited)	2002 August 31 Audited

ASSETS

Current assets:
Cash and short-term investments	$2,243,191	$518,581
Accounts receivable (note 4)	332,506	238,886
Receivable from NRC (note 5)	81,092	37,620
Inventories	310,207	275,305
Prepaid expenses and deposits	198,927	6,939
	3,165,923	1,077,331

Prepaid rent and security deposit	7,192	7,192
Capital assets (note 6)	256,845	201,901
Intangible assets (note 7)	2,094,267	35,497

	$5,524,227	$1,321,921

LIABILITIES and SHAREHOLDERS’ EQUITY

Current liabilities:
Payables and accruals	$456,064	$184,153
	456,064	184,153

Long-term payable to NRC	171,007	37,620

Shareholders’ equity:
Share capital (note 8)	16,801,205	11,384,507
Deficit	(11,904,049)	(10,284,359)
	4,897,156	1,100,148

Future operations (note 1)
Commitments (note 10)
Subsequent events (note 11)

	$5,524,227	$1,321,921

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Signed “Greg Pendura”	Signed “Brain Carpenter”
Director	Director

RESIN SYSTEMS INC.

Interim Consolidated Statements of Loss and Deficit

(Canadian Dollars)

For the three and six months ended February 28, 2003 and 2002 and the year ended August 31, 2002

	Three Months Ended		Six Months Ended
	February 28, 2003 (unaudited)	February 28, 2002 (unaudited)	February 28, 2003 (unaudited)	February 28, 2002 (unaudited)	Year Ended August 31, 2002 Audited
Revenue	$69,232	$12,587	$144,747	$147,693	$343,257
Expenses:
Cost of sales	40,378	4,785	75,452	79,551	216,782
Direct and product development	383,919	80,554	622,714	146,681	632,042
Marketing and business development	101,717	22,038	199,969	201,465	314,168
General and administrative	598,322	221,820	815,187	414,316	814,681
Interest and other charges	23,345	1,556	19,712	12,578	9,093
Amortization	18,572	12,163	31,403	23,198	62,438
	1,166,253	342,916	1,764,437	877,789	2,049,204
Loss before the undernoted	(1,097,021)	(330,329)	(1,619,690)	(730,096)	(1,705,947)
Gain (loss) on sale of capital assets	-	(2)	-	394	393
Writedown of capital and intangible assets	-	(12,414)	-	(12,414)	(12,414)

Net loss	(1,097,021)	(342,745)	(1,619,690)	(742,116)	(1,717,968)

Deficit, beginning of period	(10,807,028)	(8,965,762)	(10,284,359)	(8,566,391)	(8,566,391)

Deficit, end of year	$(11,904,049)	$(9,308,507)	$(11,904,049)	$(9,308,507)	$(10,284,359)

Loss per common share	$(0.04)	$(0.01)	$(0.06)	$(0.03)	$(0.09)

Weighted average number of common
shares outstanding	29,413,525	27,339,276	26,698,608	27,306,876	19,088,533

See accompanying notes to consolidated financial statements.

RESIN SYSTEMS INC.

Interim Consolidated Statements of Cash Flows

(Canadian Dollars)

For the three and six months ended February 28, 2003 and 2002 and the year ended August 31, 2002

	Three Months Ended		Six Months Ended
	February 28, 2003 (unaudited)	February 28, 2002 (unaudited)	February 28, 2003 (unaudited)	February 28, 2002 (unaudited)	Year Ended August 31, 2002 Audited
Cash provided by (used in):
Operating:
Net loss	$(1,097,021)	$(342,745)	$(1,619,690)	$(742,116)	$(1,717,968)
Items which do not involve cash:
Amortization	18,572	12,163	31,403	23,198	62,438
Loss (gain) on sale of capital assets	--	2	--	(394)	(393)
Write-down of inventories	--	--	--	--	--
Stock based compensation	165,719	--	178,267	--	--
Write-down of capital and intangible assets	--	12,414	--	12,414	12,414
Consulting services settled by reduction of					--
share purchase loan	36,000	--	72,000		18,000
Shares to be issued pursuant to ARC agreement	36,404		100,354		184,375
Change in non-cash operating working capital	(46,463)	592,749	(92,071)	587,403	(30,235)
	(886,789)	274,583	(1,329,737)	(119,495)	(1,471,369)
Financing:
Proceeds from issue of share capital, net of transaction costs	5,066,092		5,066,077		1,234,467
Reclassification of Notes payable	-	(839,000)	-	-	--
Proceeds from issue of notes payable	-	--	-		739,000
Repayment of notes payable	-	--	-		(200,000)
Increase in long-term debt to NRC	81,092		133,387		--
	5,147,184	(839,000)	5,199,464	-	1,773,467
Investing:
Purchase of capital assets	(83,309)	(19,694)	(84,458)	(22,273)	(82,150)
Prepaid rent and security deposit					29,808
Proceeds on sale of capital assets	-	-	2,345	108,929	110,629
Acquisition of intangible assets	(2,062,711)	-	(2,063,004)	-	(39,441)
	(2,146,020)	(19,694)	(2,145,117)	86,656	18,846
Increase (decrease) in cash	2,114,375	(584,111)	1,724,610	(32,839)	320,944

Cash and short-term investments, beginning of year	128,816	748,909	518,581	197,637	197,637

Cash and short-term investments, end of Period	$2,243,191	$164,798	$2,243,191	$164,798	$518,581

See accompanying notes to consolidated financial statements

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Six months ended February 28, 2003 and year ended August 31, 2002

The unaudited interim financial statements for the second quarter ended February 28, 2003 should be read in conjunction with the consolidated financial statements for the year ended August 31, 2002.  These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles for interim financial statements.

Unless otherwise noted, these financial statements are prepared in accordance with the same accounting policies and methods as the consolidated financial statements for the year ended August 31, 2002.

1.  Nature of operations and future operations:

The Company has completed the filing of Form 20F registration statement under The Exchange Act of 1934 and is now a full reporting foreign private issuer in the United States.  The Company is also currently in discussions with OTC Bulletin Board market makers to facilitate sponsorship in the U.S. Market.

   Future operations:

   These financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes the Company will realize its assets and discharge its liabilities and commitments in the normal course of business.  The application of the going concern concept is dependent upon the ability of the Company to generate profitable operations and raise additional capital to support its ongoing development and operating activities.  For the six months ended February 28, 2003 and the year ended August 31, 2002, the Company reported a loss of $1,619,690 and $1,717,968 and has an accumulated deficit of $11,904,049 and $10,284,359 respectively.  As at February 28, 2003 the Company has positive working capital of $2,709,859.

   In fiscal 2002 the Company began the implementation of a revised business plan, which included a reduction of staff and closing of its U.S. office that was opened earlier in 2002.  The Company also began to implement a new sales and marketing strategy and spent considerable time and resources refining process issues related to entering pultrusion production.

   Also in fiscal 2002, the Company evaluated and pursued new financing alternatives, including signing agreements with the National Research Council (“NRC”) and the Alberta Research Council (“ARC”) to assist the Company in further development of various Version resin systems.  Prior to entering into these agreements, the Company issued $739,000 in notes payable that were, under the terms of the notes, converted into equity upon execution of the NRC agreement.  In addition, the Company completed a fully subscribed private placement that generated proceeds of $1,239,713.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Six months ended February 28, 2003 and year ended August 31, 2002

1.  Nature of operations and future operations, (continued):

   Future operations, (continued):

   In addition, the Company in January 2003 completed a acquisition of the worldwide rights, title and interest in and to all intellectual property assets of Canzeal Enterprises Ltd. related to the design, manufacture and distribution of composite poles which uses Version resin (discussed in note 7).  Related to this transaction, the Company completed a private placement of 6,000,000 equity units consisting of one Common Share and one-half of one Common Share purchase warrant of which the proceeds are used to establish a manufacturing facility, infrastructure and marketing/sales team to commercialize the manufacture and sale of composite poles.  The private placement was fully subscribed and generated proceeds of $2,954,673.

   The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events that raise doubt about the validity of the “going concern” assumption used in preparing these financial statements.

   These financial statements do not reflect any adjustments that would be necessary if the “going concern” assumptions were not appropriate because management is of the opinion that sufficient working capital will be obtained from operations, shareholders and other external financing sources to meet the Company’s liabilities and commitments as they become payable.

2.  Change in Accounting Policy:

   Effective September 1, 2002 the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants (“CICA”) with respect to the accounting of stock based compensation and other stock based payments.  The new Recommendations are applied prospectively to all stock based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002.

   Additionally, the Company has adopted the recommendations from the CICA with respect to accounting for and reporting of, Intangible assets.  The Intangible asset recorded in the quarter relates to the intellectual property acquired from Canzeal Enterprises Ltd. in January and is explained in the following note.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Six months ended February 28, 2003 and year ended August 31, 2002

3.  Significant Accounting policy:

   (a)   Stock Based Compensation:

   The Company accounts for all stock based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after September 1, 2002, using the fair value based method.  No compensation cost is recorded for all other stock based employee compensation awards, which are accounted for using the intrinsic value based method.  Consideration paid by employees on the exercise of stock options is recorded as share capital.

No stock based compensation was granted to employees subsequent to September 1, 2002, thus the Company has not disclosed the pro forma effect of accounting for these awards under the fair value based method.

   Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period.  For awards that vest at the end of the vesting period, compensation cost is recognized on a straight line basis.

   (b)   Intangible Assets:

   Intangible assets are recorded at cost and their carrying value is assessed for future recoverability or impairment on an annual basis.  When the net carrying amount of an intangible asset exceeds the estimated net recoverable amount, the asset is written down with a charge against income in the period that such determination is made.  Amortization of intangible assets is provided on a straight-line basis over their estimated useful life.

4  Accounts receivable:

   The Company reports accounts receivable net of allowance for doubtful accounts.  An estimation of the allowance for doubtful accounts is based upon management’s analysis of customer accounts and the likelihood of collecting each account based upon the age of the amount outstanding as it relates to specific invoices.  Allowance for doubtful accounts, as at February 28, 2003 was $201,978 and August 31, 2002 was $124,203.  The $77,775 increase relates to the failure of a customer to comply with a previous agreement regarding payment of their account.  Management believes it is prudent to recognize the possibility of this default at this time.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Six months ended February 28, 2003 and year ended August 31, 2002

5  Receivable from NRC:

   Pursuant to the agreement with the National Research Council (“NRC”) (consolidated financial statements for the year ended August 31st, 2002, note 15 (b)), the Company has submitted its fourth claim in the amount of $81,092 and based upon previous experience has recorded the receivable and offsetting long-term liability.  As at August 31st, 2002 the Company presented two claims to the NRC totaling $37,620 which were subsequently paid in the first quarter.

6  Capital assets:

   For the six months ended February 28th, 2003, the Company has purchased plant and computer equipment totaling $84,458.  These purchases relate to the Company’s stated intention to establish a fully operational Canadian based manufacturing facility for the production and sale of composite utility poles.

   During the first quarter the Company sold computer software it was not using for proceeds of $2,345.

7  Intangible assets:

   On January 7th, 2003 the Company announced it had completed the transaction with Canzeal Enterprises Ltd. (“Canzeal”), to acquire the worldwide right, title and interest in and to all intellectual property assets of Canzeal relating to the design, manufacture and distribution of composite poles.  In exchange for this intellectual property and associated rights the Company issued Canzeal 3,000,000 equity units of the Company consisting of one Common Share and one-half warrant, each whole warrant entitling the holder to acquire one Common Share at an exercise price of $0.75 per share at any time on or before the first anniversary of the closing date of the acquisition.

Pursuant to this agreement, the Company for a period of four years from the closing date, will pay Canzeal a royalty equal to 3.5% of the gross sales of composite poles manufactured by the Company using the intellectual property and rights mentioned above.  Additionally, the Company will pay Canzeal one half of any royalties generated by the Company’s licensing of the property to a third party up to a maximum of 3.5% of gross sales.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Six months ended February 28, 2003 and year ended August 31, 2002

7  Intangible assets, (continued):

   The Company has valued the intellectual property using the fair value of the equity units as at the date the Company entered into negotiations with Canzeal owing to the fact that with the exception of certain details relating to taxation matters, the value of the intellectual property was established.  For the six months ended February 28th, 2003 the Company has recorded the intellectual property at $2,057,500.  Additionally, management of the Company has estimated the useful life of this intellectual property to be 10 years and will be amortizing it on a straight line basis.

   The Company will commence amortization of the intellectual property commencing commercial production of the composite utility poles.

8  Share capital:

   (a)  Authorized and issued shares:

                                              Number of

                                                 shares            Amount

Total issued and outstanding

  August 31, 2002                            33,713,085      $ 11,200,132

Shares issued pursuant to

  ARC Agreement (see note 15 & 16

  in the consolidated August 31, 2002

  financial statements)                         312,500           184,375

Balance August 31, 2002                      34,025,585        11,384,507

Reduction of share subscription

  receivable as per below                            --            72,000

Shares issued for cash

   net of transaction costs                    6,000,000        2,954,673

Shares issued for intangible assets            3,000,000        1,680,000

Fair value of warrants issued

   for intangible assets                                          377,500

Stock options exercised                          300,000          114,000

Fair stock compensation (see note 7(b) below)        --           178,267

Total issued and outstanding

        February 28, 2003                     43,325,585       16,760,947

Shares to be issued pursuant to

  ARC Agreement see below at February

  28, 2003 market price of $0.90                 111,515          100,364

Balance February 28, 2003                     43,437,100       16,861,311

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Six months ended February 28, 2003 and year ended August 31, 2002

8.  Share capital, (continued):

   (a)  Authorized and issued shares, (continued):

   During the six months ended February 28, 2003, the promissory note from a director was reduced by $72,000 pursuant to the provisions of a consulting services agreement the Company entered in July, 2002 (note 8(a) Consolidated Financial Statements August 31, 2002).  As at February 28, 2003, the balance outstanding of the promissory note was $103,540.

   The Company has received during the six months ended February 28th, 2003, $99,748 (balance awaiting share issue to date $100,354) in research and development work done by the Alberta Research Council (“ARC”).  The agreement with the ARC states, the Company will issue the equivalent monetary value in Common Shares but only in installments of $125,000.  When the Company receives an additional $24,646 in work done by ARC the Company will then issue the second installment of $125,000 in Common Shares.

   In addition to the Common Shares issued relating to the Canzeal intellectual property acquisition (see note 7), the Company completed a private placement consisting of 6,000,000 equity units at a price of $0.50 per unit.  Each unit consists of one Common Share and one half of one Common Share warrant.  Proceeds from this issue net of transaction costs were $2,954,673.

   (b)  Stock based compensation:

   The Company recorded $178,267 in stock based compensation to consultants and advisors during the last six months.  This compensation is based upon the Black-Scholes option pricing model.  For the options granted in the period to consultants and advisors, the amount is based using the following assumptions:

              Risk free interest rate                      4.09%

              Expected life of option                      5 years

              Expected volatility                          125%

              Expected dividends                           Nil

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Six months ended February 28, 2003 and year ended August 31, 2002

8.  Share capital, (continued):

   (b)  Stock based compensation, (continued):

   The Company granted stock options based upon the performance of the Company to an advisor and a consultant during the last six months.  The particulars of these options are: 1,000,000 and 150,000 options with exercise prices of $1.18 and $0.56 respectively, grant dates of January 6th, 2003 and November 22nd, 2002 respectively, and expiry dates of January 5th, 2008 and November 21st, 2007.  Under the accounting policy noted above (note 2), the Company will record the fair value of the options upon completion of the performance specified in the option agreements.  As at the Balance Sheet date the performance specified had not been completed and the Company has not recorded any expense related to these options.

   (c)  Stock options:

Outstanding options

   A summary of the status and changes in the Company’s outstanding stock options is presented below:

                                         Number of       Weighted average

                                     share options         exercise price

   Outstanding, August 31, 2002         3,185,000            $       0.36

Granted                                 2,200,000                    0.85

Exercised                                (300,000)                   0.38

Forfeited                                 (25,000)                   0.40

Outstanding, February 28, 2003          5,060,000            $       0.57

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Six months ended February 28, 2003 and year ended August 31, 2002

8.  Share capital, (continued):

   (c)  Stock options, (continued):

   The following table summarizes information about the stock options outstanding as at February 28, 2003:

                                      Weighted

                                       average

Exercise                Number           years             Exercisable at

price              outstanding       remaining          February 28, 2003

$0.34                   40,000            2.56                     40,000

$0.34                   30,000            2.59                     30,000

$0.34                  745,000            3.73                    595,000

$0.40                  250,000            2.09                    250,000

$0.40                  400,000            4.18                    400,000

$0.40                  935,000            4.23                    760,000

$0.40                  350,000            4.42                    275,000

$0.50                   70,000            3.93                     17,500

$0.54                  100,000            4.54                     25,000

$0.55                  180,000            4.76                        --

$0.57                  600,000            4.80                        --

$0.65                   40,000            3.36                     40,000

$1.11                   20,000            4.93                        --

$1.18                1,000,000            4.85                        --

                     5,060,000            3.99                  2,412,500

Options held by consultants and advisors:

   Included in the outstanding stock option amounts above, are options that were granted to consultants, the details of which are outlined below.

                                         Number of       Weighted average

                                     share options         exercise price

Outstanding, August 31, 2002              615,000                  $ 0.39

Granted                                 2,150,000                    0.85

Exercised                                (200,000)                   0.40

Outstanding, February 28, 2003          2,565,000                  $ 0.77

   (d)  Warrants:

   The Company issued 1,500,000 warrants relating to the Canzeal acquisition referred to in note 7 above.   Each warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share any time on or before January 6th, 2004.

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Six months ended February 28, 2003 and year ended August 31, 2002

8.  Share capital, (continued):

   (d)  Warrants, (continued):

   As noted in (a) above the Company issued 3,000,000 warrants as part of its private placement in January 2003.  Each warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share on or before January 7th, 2004.

9. Segmented information:

The Company’s activities comprise one business segment.

10. Commitments

   (a)  Operating lease:

The Company has entered into an agreement to lease plant and office space for a period of five years commencing February 1, 2002, with one renewable option for another five years.  The minimum rent payable for each of the next five years is as follows:

Year ended

Lease Payments

August 31, 2003 (6 months)                        $   36,140

August 31, 2004                                       80,910

August 31, 2005                                       82,169

August 31, 2006                                       84,956

August 31, 2007 (5 months)                            35,960

11. Subsequent events:

   (a)  Operating lease:

The Company has entered into an agreement to lease plant and office space for a period of three years commencing April 1, 2003, with one renewable option for another five years.  This facility will house the Company’s composite pole manufacturing operation.  The minimum rent payable for each of the next five years is as follows:

Year ended

Lease Payments

August 31, 2003 (5 Months)                          $   48,587

August 31, 2004                                        104,650

August 31, 2005                                         99,667

August 31, 2006                                         98,371

August 31, 2007                                         95,306

RESIN SYSTEMS INC.

Notes to Interim Consolidated Financial Statements

(Canadian Dollars)

(unaudited)

Six months ended February 28, 2003 and year ended August 31, 2002

11. Subsequent events, (continued):

   (b)  Consulting Agreement:

On March 28, 2003 the Company has entered into an agreement to pursue investment and financing opportunities for a set monthly amount of $5,000 for an initial term of six months.

   (c)  Consulting Agreement:

The Company has engaged an international engineering firm to assist in the engineering of the Company’s composite utility poles.  This firm has extensive experience in the composite industry and the parties have agreed to an initial term of six months.